UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-54741

CUSIP Number: 74586X203

(Check one)

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended: March 31, 2017

☐ Transition Report on Form 10-K and Form 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q and Form 10-QSB

☐ Transition Report on Form N-SAR

For the transition period ended: _______________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:	The Pulse Network, Inc.

Former Name if Applicable:

Address of Principal Executive Office:	10 Oceana Way

City, State and Zip Code:	Norwood, Massachusetts 02062

PART II

RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, 10-D, N–SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Registrant has been unable, without unreasonable effort or expense, to timely compile all information for the financial statements and related disclosures required to be included in its Annual Report on Form 10-K for the fiscal year ended March 31, 2017. Registrant expects to file the Annual Report on or before July 14, 2017.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification: Stephen Saber; (781) 688-8000.

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes       ☒ No

Annual report on Form 10-K for the fiscal year ending March 31, 2016

Quarterly report on Form 10-Q for the fiscal quarter ending June 30, 2016

Quarterly report on Form 10-Q for the fiscal quarter ending September 30, 2016

Quarterly report on Form 10-Q for the fiscal quarter ending December 31, 2016

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes       ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

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The Pulse Network, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2017	By:	/s/ Stephen Saber
	Name:	Stephen Saber
	Title:	Chief Executive Officer

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